Free Writing Prospectus dated October 4, 2022	Filed pursuant to Rule 433
(to Prospectus dated October 2, 2020 and	Registration Statement No. 333-249255

Preliminary Prospectus Supplement dated October 4, 2022)

€500,000,000 4.565% Senior Notes due 2029 (the “Notes”)

Final Term Sheet

October 4, 2022

Issuer:	Smith & Nephew plc (the “Issuer”)
Security Description:	Senior Unsecured Notes
Trade Date:	October 4, 2022
Settlement Date*:	October 11, 2022 (T+5)
Maturity Date:	October 11, 2029
Aggregate Principal Amount:	€500,000,000 (the “Aggregate Principal Amount”)
Price to Public:	100.000% of the Aggregate Principal Amount
Coupon:	4.565% per annum
Interest Payment Dates**:	October 11 of each year, commencing October 11, 2023
Mid-Swap Yield:	2.715%
Re-offer Spread to Mid-Swap Yield:	185 basis points
Re-offer Yield to Maturity:	4.565%
Benchmark Bund:	DBR 0.000% due August 15, 2029
Benchmark Bund Price and Yield:	88.980%, 1.717%
Spread to Benchmark Bund:	284.8 basis points
Make Whole Call:	At any time prior to July 11, 2029 at a discount rate of Bund rate plus 45 basis points
Par Call:	On or after July 11, 2029, 100%
Tax Redemption:	100%
Change of Control Repurchase Event:	Put at 100%
Gross Proceeds to Issuer:	€500,000,000
Underwriting Discount:	0.40% of the Aggregate Principal Amount

Net Proceeds to Issuer (before expenses):	€498,000,000
Day Count Fraction:	Actual/Actual (ICMA), following, unadjusted
Business Days:	New York, London and TARGET2
Governing Law:	New York
Listing:	Application will be made for the Notes to be listed on the New York Stock Exchange
Delivery:	Euroclear Bank SA/NV (“Euroclear”), and Clearstream Banking, S.A. (“Clearstream”)
ISIN:	XS2532473555
Common Code:	253247355
CUSIP:	83192PAB4
Denominations/Multiple:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof
Ratings***:	Baa2 (Moody’s) BBB+ (S&P)
Joint Book-Running Managers:	Merrill Lynch International Mizuho International plc SMBC Nikko Capital Markets Limited Société Générale
Bookrunners:	Bank of China Limited, London Branch HSBC Bank plc J.P. Morgan Securities plc Wells Fargo Securities International Limited

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

**Any Notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes on the business day immediately preceding the applicable interest payment date.

***A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus

Supplement and the Prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from Merrill Lynch International by calling toll free at +1-800-294-1322; Mizuho International plc by calling collect at +44 (0) 20 7248 3920; SMBC Nikko Capital Markets Limited by calling collect at +44 (0) 20 4507 5017; or Société Générale by calling collect at +33 (0) 1 42 13 32 16.

If this document has been distributed by electronic transmission, such as e-mail, then such transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for any errors or omissions in the contents of this document, which may arise as a result of electronic transmission.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this term sheet and any other document or materials relating to the issue of the Notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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